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                                                          February 24, 2006

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                   via electronic filing
100 F Street, NE
Washington, DC 20549

         Re:      Vanguard Windsor Funds

Dear Mr. Sandoe:

 The following responds to your comments of February 16, 2006 on the post-effective amendment of the Vanguard Windsor Funds' (the "Registrant") registration statement on Form N-1A. You commented on the post-effective amendment that was filed on January 4, 2006 pursuant to Rule 485(a). As you know, we have requested accelerated effectiveness to February 28, 2006 in connection with this filing. Pursuant to your instructions, we will make another 485(a) filing on or before February 28 that responds to your comments and contains a number of other non-material updates and changes.
 Prospectus page references in this letter are references to the Investor and Admiral Shares version of the prospectus. The series of the Registrant are referred to individually as "Fund" and collectively as "Funds."

Comment 1: Prospectuses - Other Investment Policies and Risks
-------------------------------------------------------------
Comment: Confirm that the investment strategies and policies discussed in the "Other Investment Policies and Risks" section of the prospectuses are non-principal strategies and policies of the Funds.

Response:       The strategies and policies disclosed in the "Other Investment
                Policies and Risks" are not principal strategies and policies of the Funds.

Christian Sandoe, Esq.
February 24, 2006
Page 2 of 5


Comment 2:  Prospectuses - Plain Talk About The Fund's Portfolio Managers
-------------------------------------------------------------------------
Comment:          Describe the separate roles of each portfolio manager.

Response:         We have disclosed that each portfolio manager is a "comanager"
                  of the portion of the Fund managed by a particular investment advisor.

Comment 3:  Statement of Additional Information
-----------------------------------------------
Comment: Disclose in the SAI the details regarding each Fund's advisory fee structure (including a breakdown of each advisor's fees for the last three years).

Response:         We currently have the appropriate level of disclosure.
                  Vanguard operates a multi-manager structure for certain funds pursuant to an exemptive order granted by the Commission in 2003 (the "2003 Order")./1/ The funds are permitted under the 2003 Order to enter into and amend investment advisory agreements with unaffiliated third-party advisors without shareholder approval, provided certain conditions are met.
                  The 2003 Order exempts multi-managed Vanguard funds from certain disclosure requirements so that they are only required to disclose advisory fees (as both a dollar amount and as a percentage of a fund's net assets) as follows: (1) aggregate fees paid by a fund to Vanguard and any affiliated advisors;
                  (2) aggregate fees paid by the fund to unaffiliated third-party advisors; and (3) aggregate fees paid by the fund to all investment advisors (collectively, the "Aggregate Fee
                  Disclosure"). A fund using Aggregate Fee Disclosure does not have to include additional details, including asset-based and performance fee schedules, about its advisory fees and fee arrangements.

                  An Aggregate Fee Disclosure regime is in the best interests of fund shareholders. In a recent proposal to codify multi-manager exemptive orders, the Commission said that fund sponsors (including Vanguard) have represented that they "are able to negotiate lower fees with subadvisers if they do not have to disclose those fees separately, and in our orders we have provided them relief from our disclosure requirements. We are proposing to codify this relief, which permits a manager of managers fund to disclose only the aggregate amount of advisory fees that it pays to subadvisers as a group."/2/

                  Pursuant to the order discussed above and in accordance with the requirements of Form N-1A, we will disclose advisory fee information for the Vanguard Windsor II Fund as shown below. For the Vanguard Windsor Fund, we currently have the appropriate level of disclosure because the aggregate advisory fee rate (as a percentage of net assets) is shown in the prospectus, and

------------------------
/1/ In the Matter of Vanguard Convertible Securities Fund, et al., File No. 812-12380, Inc. Co. Act Release Nos. 26062 (May 29, 2003)(Notice) and 26089
(June 25, 2003)(order).
/2/ Exemption from Shareholder Approval for Certain Subadvisory Contracts, Securities Act Release No. 8312 (Oct. 23, 2003).

Christian Sandoe, Esq.
February 24, 2006
Page 3 of 5

                  the aggregate advisory fee amounts paid by the Fund for the last three years are shown in dollars in the SAI.

                            Vanguard Windsor II Fund

                  For the fiscal years ended October 31, 2003, 2004, and 2005, Vanguard Windsor II Fund incurred the following aggregate investment advisory fees:

------------------------- -------------- -------------------- ----------------
                                    2003                 2004             2005
------------------------- -------------- -------------------- ----------------
------------------------- -------------- -------------------- ----------------
Basic Fee                    $27,447,000          $39,948,000      $44,005,000
------------------------- -------------- -------------------- ----------------
------------------------- -------------- -------------------- ----------------
Increase or Decrease           5,551,000            5,153,000        2,811,000
for Performance
Adjustment
------------------------- -------------- -------------------- ----------------
------------------------- -------------- -------------------- ----------------
Total                        $32,998,000          $45,101,000      $46,816,000
------------------------- -------------- -------------------- ----------------

                  Of the aggregate fees previously described, the investment advisory fee paid to Vanguard for the fiscal year ended October 31, 2005, was $765,000 (representing an effective annual rate of less than 0.01%). The investment advisory fee paid to the remaining advisors for the fiscal year ended October 31, 2005, was $46,051,000 (representing an effective annual rate of 0.13%).

Comment 4:  Statement of Additional Information - Portfolio Manager Material
            Conflicts
----------------------------------------------------------------------------
Comment: The SAI disclosure about each portfolio manager's compensation, holdings, and material conflicts is incomplete in the filing. Complete it before filing an effective registration statement.

Response:         We have completed the relevant disclosure and have included it in the SAI that we will file in the Registrant's 485(a) filing on or before February 28.

Comment 5:  Statement of Additional Information - Portfolio Manager Compensation
--------------------------------------------------------------------------------
Comment: If applicable, identify the benchmark indexes on which portfolio manager compensation is based for each Fund's portfolio manager(s).

Response:         If a portfolio manager's compensation is based on a particular index, we will identify it in the SAI.

Christian Sandoe, Esq.
February 24, 2006
Page 4 of 5

Comment 6:  Statement of Additional Information - Portfolio Manager Compensation
--------------------------------------------------------------------------------
Comment: Enhance the disclosure concerning portfolio manager compensation at Tukman Capital Management, Inc.

Response:         Form N-1A requires the Registrant to "[d]escribe the structure of, and the method used to determine, the compensation of each Portfolio Manager required to be identified in response to
                  Item 5(a)(2). For each type of compensation (e.g., salary, bonus, deferred compensation, retirement plans and arrangements), describe with specificity the criteria on which that type of compensation is based, for example, whether compensation is fixed, whether (and, if so, how) compensation is based on Fund pre- or after-tax performance over a certain time period, and whether (and, if so, how) compensation is based on the value of assets held in the Fund's portfolio. For example, if compensation is based solely or in part on performance, identify any benchmark used to measure performance and state the length of the period over which performance is measured.

                  We believe that the compensation structure for Tukman's portfolio managers is described as required by Item 15(b) of Form N-1A. The disclosure states that portfolio managers receive a base salary. In addition, they receive a bonus tied to firm profitability. In the interest of clarity, the disclosure adds that bonuses are not tied to any single Tukman account. Finally, the disclosure states that the portfolio managers participate in a retirement plan that is available to all Tukman employees.

Comment 7:  Tandy Requirement
-----------------------------
Comment: The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:
                  o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

Response:         We will provide the foregoing acknowledgements.

Christian Sandoe, Esq.
February 24, 2006
Page 5 of 5

                                    * * * * *

                  As required by the SEC, the Fund acknowledges that:

                  o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 503-2320 with any questions or comments. Thank you.

Sincerely,

/s/ Christopher A. Wightman

Christopher A. Wightman
Associate Counsel
The Vanguard Group, Inc.